                                                                       Exhibit 2


                                AUDITORS' REPORT

To the Directors of CoolBrands International Inc.:

We have audited the consolidated balance sheets of CoolBrands International Inc. as at August 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BDO DUNWOODY LLP

"BDO DUNWOODY LLP"

Chartered Accountants
Toronto, Ontario
November 25, 2003

CoolBrands International Inc.
Consolidated Balance Sheets as at August 31, 2003 and 2002
--------------------------------------------------------------------------------

(in thousands of dollars)

                                              2003      2002
                                               $         $
                                            -------   -------
                                   Assets
Current Assets:

Cash and short term investments              30,140    47,086
Receivables (note 3)                         60,807    43,001
Receivables - affiliates (note 12)            3,185     3,792
Inventories                                  55,604    25,361
Prepaid expenses                              9,722     6,752
Asset held for sale                                     3,432
Future income taxes (note 8)                  1,930     2,415
                                            -------   -------

Total current assets                        161,388   131,839

Future income taxes (note 8)                  2,977     3,433

Property, plant and equipment (note 4)       28,349    19,710

License agreements, net of accumulated
   amortization of $4,265 (2002 - $3,711)    12,357    13,438

Intangible and other assets (note 5)          9,084     7,332

Goodwill (note 1)                            99,695   107,910
                                            -------   -------
                                            313,850   283,662
                                            =======   =======

                    See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Consolidated Balance Sheets as at August 31, 2003 and 2002
--------------------------------------------------------------------------------

(in thousands of dollars)

                                                    2003      2002
                                                     $         $
                                                  -------   -------
           Liabilities and Shareholders' Equity

Current Liabilities:

Accounts payable                                   27,339    24,399
Payables - affiliates (note 12)                       754       978
Accrued liabilities                                33,530    32,880
Income taxes payable                                5,204     7,347
Future income taxes (note 8)                        3,144     2,566
Current maturities of long-term debt (note 6)       5,683     6,315
                                                  -------   -------
Total current liabilities                          75,654    74,485

Long-term debt (note 6)                            38,671    29,279

Other liabilities                                   3,984     4,940

Future income taxes (note 8)                        4,722     3,950
                                                  -------   -------
Total liabilities                                 123,031   112,654
                                                  -------   -------
Minority interest                                   2,968       300
                                                  -------   -------
Commitments and contingencies (notes 10 and 11)

                           Shareholders' Equity

Capital stock (note 7)                            122,406   122,378

Cumulative translation adjustment                  (8,904)    5,685

Retained earnings                                  74,349    42,645
                                                  -------   -------
Total shareholders' equity                        187,851   170,708
                                                  -------   -------
                                                  313,850   283,662
                                                  =======   =======

                    See accompanying notes to consolidated financial statements.

Approved by the Board,

"David J. Stein", Director
----------------
"Romeo DeGasperis", Director
------------------

CoolBrands International Inc.
Consolidated Statements of Earnings and Retained Earnings
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(in thousands, except for earnings per share data)

                                                   2003      2002
                                                    $         $
                                                 -------   -------
Revenues:
Sales                                            335,034   236,028
Franchising and licensing revenues:
Royalty income                                     2,716     3,070
Franchise and license fees                         1,804     1,213
Consumer products license fees                       741       904
Drayage and other income                          16,978     1,007
                                                 -------   -------
Total revenues                                   357,273   242,222
                                                 -------   -------
Operating expenses:

Cost of goods sold                               207,870   129,246
Selling, general and administrative expenses      95,088    77,558
Interest expense                                   1,990     2,544
                                                 -------   -------
Total operating expenses                         304,948   209,348
                                                 -------   -------
Minority interest                                    541
                                                 -------   -------
Earnings before income taxes                      51,784    32,874
                                                 -------   -------
Provision for income taxes (note 8):

Current                                           17,536     9,715
Future                                             2,544     2,175
                                                 -------   -------
                                                  20,080    11,890
                                                 -------   -------
Net earnings                                      31,704    20,984

Retained earnings -  beginning of year            42,645    21,661
                                                 -------   -------
Retained earnings - end of year                   74,349    42,645
                                                 =======   =======
Earnings per share:
Basic                                               0.61      0.44
Diluted                                             0.59      0.42
Weighted average shares outstanding:
Shares used in per-share calculation - basic      51,746    48,050
Shares used in per-share calculation - diluted    53,992    50,346

                    See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Consolidated Statements of Cash Flows
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(in thousands of dollars)

                                                                          2003      2002
                                                                            $         $
                                                                        -------   -------
Cash and short term investments provided by (used in):

Operating activities:
Net earnings                                                             31,704    20,984
Items not affecting cash
   Depreciation and amortization                                          4,801     4,646
   Future income taxes                                                    2,544     2,175
   Loss on sale of asset held for sale                                      390
   Minority interest                                                        541
Changes in current assets and liabilities, net of businesses acquired
   Receivables                                                           (5,172)   (8,156)
   Receivables - affiliates                                                 844      (927)
   Allowance for doubtful accounts                                       (1,087)     (980)
   Inventories                                                           (9,065)   (7,500)
   Prepaid expenses                                                      (2,900)   (2,285)
   Accounts payable                                                      (7,476)       58
   Payables - affiliates                                                   (240)      257
   Accrued liabilities                                                   (2,293)   11,520
   Income taxes payable                                                  (2,292)    4,587
   Other assets                                                             364      (336)
   Other liabilities                                                     (1,023)       19
                                                                        -------   -------
Cash provided by operating activities                                     9,640    24,062
                                                                        -------   -------
Investing activities:
Increase in notes receivable                                                 (5)      (44)
Repayment of notes receivable                                               345        91
Purchase of leasehold improvements and equipment                         (5,736)   (6,338)
Purchase of intangible assets                                              (113)     (260)
Purchase of license agreements                                           (1,482)
Acquisitions, net of cash acquired                                      (13,409)   (8,628)
Proceeds from asset held for sale                                         3,283
                                                                        -------   -------
Cash used in investing activities                                       (17,117)  (15,179)
                                                                        -------   -------
Financing activities:
(Expense) proceeds from special warrants                                   (144)   13,908
Proceeds from revolving line of credit, unsecured                         2,770
Proceeds from issuance of Class A and B shares                              172     2,507
Repayment of long-term debt                                              (9,495)   (6,662)
                                                                        -------   -------
Cash (used in) provided by financing activities                          (6,697)    9,753
                                                                        -------   -------
(Decrease) in cash flows due to changes in foreign exchange rates        (2,772)   (3,118)
                                                                        -------   -------
(Decrease) increase in cash and short term investments                  (16,946)   15,518
Cash and short term investments - beginning of year                      47,086    31,568
                                                                        -------   -------
Cash and short term investments - end of year                            30,140    47,086
                                                                        =======   =======

                    See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

1.   Description of business and summary of significant accounting policies

     CoolBrands International Inc. (the "Company") manufactures, markets, distributes, sub-licenses and sells a variety of branded frozen dessert products to supermarkets, grocery stores, club stores, convenience stores, gourmet shops and delicatessens in Canada, the United States and certain foreign countries and also franchises frozen yogurt and ice cream stores, dip shops and family style restaurants throughout Canada, the United States and over 80 foreign countries. The Company also manufactures and sells soft serve frozen yogurt and ice cream mixes, a variety of flavours and ingredients and flexible packaging. The Company also operates a "direct store delivery" (DSD) frozen distribution system in the United States that delivers the Company's frozen dessert products, as well as those of third party "partner brand" manufacturers, directly to retailers' store locations. The Company also manufactures frozen desserts and other food products on a contract basis, including "store brand" (private label) products for retailers.

     Basis of presentation

     The consolidated financial statements are prepared by management using accounting principles generally accepted in Canada and include all wholly and majority owned subsidiaries. All significant intercompany transactions of consolidated subsidiaries are eliminated. Acquisitions recorded as purchases are included in the statement of earnings from the date of acquisition. All amounts are reported in Canadian dollars unless otherwise indicated.

     Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated.

     Cash and short term investments

     All highly liquid commercial paper purchased with maturities of three months or less is classified as a cash equivalent. Cash equivalents are stated at cost, which approximates market value.

     Inventories

     Inventories consist primarily of ice cream, frozen yogurt and frozen dessert products, food supplies and packaging. Inventories are valued at the lower of cost and net realizable value, with cost determined principally by the first-in, first-out (FIFO) method.

     Property, plant and equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings and leasehold improvements and equipment is provided by the straight-line or declining balance methods, using the estimated useful lives of the assets, principally 20 to 38 years and 3 to 10 years, respectively. Store leasehold improvements are amortized on a straight-line basis over the terms of the leases, principally 5 to 10 years.

     Trademarks, license agreements and franchise agreements and rights

     Trademarks, license agreements and franchise agreements and rights are stated at cost less accumulated amortization. Amortization is provided by the straight-line method using the terms of the agreements, which range from 3 to 20 years.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

1.   Description of business and summary of significant accounting policies
     (cont'd)

     Goodwill

     Goodwill is evaluated annually for possible impairment. The Company uses an estimate of the related reporting units' discounted future cash flows in determining if the fair value of the reporting units is recoverable. Any permanent impairment in the value of goodwill would be written off against earnings. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2003. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

     Revenue recognition

     Revenue from sales of the Company's products is recognized at the time of sale, which is generally when products are shipped to customers.

     Revenue from sales by Company-owned and operated stores is recognized when products are purchased by customers.

     Master franchise fee revenues are recognized at the time the Company has received the deposit specified in the master franchise agreement, has substantially performed all significant services to be provided in accordance with the terms of the agreement and when collectibility is reasonably determinable.

     Single store franchise fees are recognized as revenue when the franchise application is approved, cash payments are received, and the Company has performed substantially all services required under the agreement.

     Continuing franchise royalties are based on a percentage of gross sales as reported by the franchisees or gross products purchased by the franchisees. These fees are recognized on an accrual basis as they are earned.

     Revenue from Drayage income is recognized at the time the product is delivered for the vendor to their customer by the Company.

     Advertising

     The Company spends a significant amount of its advertising dollars with its supermarket customers in the form of co-operative advertising in the chains' weekly circulars. The remainder of the Company's advertising is spent on media and other direct advertising. All advertising costs are expensed as incurred. The Company spent $5,131,000 on advertising for the year ended August 31, 2003 (2002 - $5,991,000).

     Product introductory costs

     The Company capitalizes certain product introductory placement costs (i.e. slotting fees) paid to customers, which are incurred to develop new markets for new and existing products sold for the first time. The payment of such fees is common in the industry. These costs are expensed over a twelve month period. Product introductory expense was $11,713,000 for the year ended August 31, 2003 (2002 - $6,700,000).

     Financial instruments

     The carrying amount of financial instruments including cash and short term investments, receivables, receivables - affiliates, accounts payable, payables - affiliates and accrued liabilities approximates fair value at August 31, 2003, because of the relatively short maturity of these instruments. The Company is exposed to interest rate risk on its long-term debt, however, the Company mitigates some of this exposure through an interest rate swap as described in note 6.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

1.   Description of business and summary of significant accounting policies
     (cont'd)

     Concentration of credit risk

     Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and short-term investments and receivables. The Company attempts to minimize credit risk with respect to receivables by reviewing customers' credit history before extending credit, and by regularly monitoring customers' credit exposure. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

     Earnings per share

     The Company uses the treasury stock method to determine the dilutive earnings per share.

     Foreign currency translation

     Translation gains or losses of accounts of foreign subsidiaries considered financially and operationally self-sustaining are deferred as a separate component of shareholders' equity until there has been a realized reduction in the net investment.

     Foreign currencies are translated into Canadian dollars using the average exchange rate for the year for items included in the consolidated statements of operations. Foreign currencies are translated into Canadian dollars using the current rate for assets and liabilities included in the consolidated balance sheets except for earnings reinvested in the business, which are translated at historical rates.

     Income taxes

     Income taxes are calculated using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Stock Option Plan

     The Company has a stock option plan for directors, officers, consultants and key employees. No compensation expense is recognized in accounting for stock options in the Company's Consolidated Statements of Earnings, except for stock-based compensation expense for stock options granted to consultants which is measured at the estimated fair value at the date of grant and expensed. When options are exercised the amount received is credited to share capital. Pro forma stock based compensation expense information is included in note 7.

     Derivative Instruments

     Under an agreement expiring April 1, 2004, the U.S. based subsidiary of the Company entered into an interest-rate swap as a derivative to modify the interest characteristics on a portion of its outstanding float rate senior unsecured term loan, in an attempt to reduce its exposure to fluctuations in interest rates. The fair value of the contract has not been reflected in the Consolidated Financial Statements. The Company does not enter into such contracts for speculative purposes.

     Reclassifications

     Certain 2002 amounts have been reclassified to conform with the 2003 presentation.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

2.   Acquisitions

     a. 2003 Acquisitions

     Effective July 1, 2003, the Company acquired the general partner interest and majority of the total partnership interests in Americana Foods LP, located in Dallas, Texas. Americana Foods is one of the largest and most versatile frozen dessert manufacturing facilities in the U.S., and currently supplies a wide variety of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains, including Sam's Club, TCBY Enterprises and Silhouette Brands. Americana Foods also manufactures and sells products for the foodservice channel such as dairy mixes for preparing mashed potatoes which are extensively used to standardize quality and reduce labor costs in on-site food preparations.

          The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:

          Fair value acquired:        $       Purchase Consideration:     $
          ----------------------   ------     -----------------------   -----
          Current assets           22,396
          Property, plant and
             equipment              7,879
                                   ------
                                   30,275
          Less: Liabilities        30,275
                                   ------                               -----
                                      Nil                                 Nil
                                   ======                               =====

     On July 6, 2003, the Company acquired the Dreamery'r' ice cream and Whole Fruite'TM' sorbet brands from Dreyer's Grand Ice Cream, Inc., as well as the right to the license for the Godiva'r' ice cream brand, which was assigned by Dreyer's and substantially all of the Haagen-Dazs frozen dessert distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland, and the District of Columbia from Nestle' Ice Cream Company, LLC.

          The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:

          Fair value acquired:               $       Purchase consideration:            $
          -----------------------------   ------     -----------------------          -----
          Current assets                  10,971     Cash                             13,409
          Option to purchase City of
             Industry, CA. facility        2,438
                                          ------                                      ------
                                          13,409                                      13,409
                                          ======                                      ======

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

2.   Acquisitions (cont'd)

     b. 2002 Acquisitions

     On June 30, 2002, the Company acquired the business and assets of Fruit-a-Freeze, Incorporated. Fruit-a-Freeze, Incorporated began making frozen fruit bars in 1977, and was a pioneer in establishing the market for frozen novelties made from whole fruit and all natural ingredients. In its home market in Southern California, Fruit-a-Freeze products are consistently top ranked sellers among frozen novelties.

     The acquisition included the Fruit-a-Freeze leased frozen novelty manufacturing facility in Norwalk, CA, and Fruit-a-Freeze's frozen distribution center and direct store delivery route distribution system, operated out of a frozen storage warehouse located at the Norwalk facility. The Fruit-a-Freeze distribution system services supermarket chains, club stores, independent grocers, convenience stores and independent distributors throughout Southern California.

          The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:

          Fair value acquired:     $       Purchase consideration:      $
          --------------------   -----     -----------------------    -----
          Current assets         2,814     Cash                         137
          Equipment                970     Future payment
          Other assets              23         contingent upon year
          Intangible assets        153         one sales              2,280
          Goodwill               4,921
                                 -----
                                 8,881
          Less: Liabilities      6,464
                                 -----                                -----
                                 2,417                                2,417
                                 =====                                =====

     In addition to the $2,280,000 cash payment contingent upon sales in year one, the Agreement specifies additional payments contingent upon the sales of Fruit-a-Freeze branded products in excess of U.S. $11,173,000 in both years two and three. However, since it is unlikely that any additional payments will be required for years two and three, the Company has not recorded a liability for such additional contingent consideration payments.

     On August 16, 2002, the Company purchased the business and assets of Chipwich, Inc., maker of the Chipwich Ice Cream Cookie Sandwich. A Chipwich is premium ice cream sandwiched between two specially formulated chocolate chip cookies and rolled in pure chocolate chips. When it was introduced in 1981, Chipwich created the adult premium ice cream novelty category. Since then, Chipwich has established itself as one of the best-known brand names for frozen novelties.

          The following is a summary of the assets acquired and the fair value assigned thereto, and the purchase consideration given:

          Fair value acquired:     $       Purchase consideration:      $
          --------------------   -----     ------------------------   -----
          Current assets           379     Cash                       8,491
          Plant equipment          550     Cash payment, Due:
          Intangible assets        156         January 15, 2003,
          Goodwill               8,187         subject to certain
                                               potential adjustments    391
                                           Warrants issued              390
                                 -----                                -----
                                 9,272                                9,272
                                 =====                                =====

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

3.   Receivables


                                                     2003     2002
                                                       $        $
                                                    ------   -----
Trade accounts receivable                           64,217   45,502
Franchise and license fees receivable                  423    2,326
Notes receivable, current maturities                   167      196
                                                    ------   ------
                                                    64,807   48,024
Less: Allowance for doubtful accounts                4,000    5,023
                                                    ------   ------
                                                    60,807   43,001
                                                    ======   ======

4.   Property, plant and equipment

                                                     2003     2002
                                                       $        $
                                                    ------   -----
Land                                                 1,280    1,032
Buildings                                            8,432    4,651
Machinery and equipment                             25,290   19,438
Leasehold improvements                               3,257    2,629
                                                    ------   ------
                                                    38,259   27,750
Less: Accumulated depreciation and amortization
    Buildings                                          866      641
    Machinery and equipment                          8,057    6,612
    Leasehold improvements                             987      787
                                                    ------   ------
                                                    28,349   19,710
                                                    ======   ======

5.   Intangible and other assets

                                                     2003     2002
                                                       $       $
                                                    ------   -----
Trademarks                                           4,421   4,857
Franchise agreements and rights                        756     825
Territorial agreements                                 425     479
Purchase option - land and building                  2,495
Notes receivable                                       168     538
Other                                                2,715   2,374
                                                    ------   -----
                                                    10,980   9,073
Less:  Accumulated amortization
   Trademarks                                        1,203   1,103
   Franchise agreements and rights                     280     256
   Territorial agreements                              413     382
                                                    ------   -----
                                                     9,084   7,332
                                                    ======   =====

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

6.   Long-term debt

                                       2003     2002
                                         $        $
                                      ------   ------
Term loan, unsecured                  22,518   33,516
Term loans, secured                   13,292      507
Revolving line of credit, unsecured    2,770    1,052
Revolving loan, secured                4,112
Capitalized leases                     1,662      519
                                      ------   ------
                                      44,354   35,594
Less:  Current maturities              5,683    6,315
                                      ------   ------
                                      38,671   29,279
                                      ======   ======

     In connection with the acquisition of Eskimo Pie Corporation, a U.S. subsidiary borrowed U.S. $30,000,000, to finance the acquisition. The unsecured term loan is payable in monthly installments of U.S. $250,000, with the remaining principal balance due November 1, 2005. Interest is payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates, plus applicable margins were fixed through August 31, 2001 at the lower of prime plus 1/2% or libor plus 2 1/2% (3.125% at August 31, 2003). As of August 31, 2003, the term loan balance was U.S. $16,250,000.

     All borrowings under the above unsecured term loan agreement are guaranteed by the Company. The agreement contains restrictions relating to the payment of dividends, rental obligations, liens, indebtedness, dispositions of property, change in the nature of its business, change in ownership and requires that the net proceeds from the sale (other than in the ordinary course of business) of any assets of Eskimo Pie Corporation must be utilized to reduce the then outstanding principal balance of the term loan. In addition, the Company must maintain certain financial ratios and limit capital expenditures to U.S. $5 million during any fiscal year.

     The U.S. based subsidiary entered into an interest rate protection agreement on April 1, 2001 covering U.S. $15,000,000 of the then outstanding principal balance of the senior unsecured term loan with a fixed libor interest rate of 5.18%, plus applicable margin. This interest rate protection agreement terminates on April 1, 2004. At August 31, 2003, the fair value of this interest rate protection agreement was U.S. $413,000 in favor of the bank and is not reflected in the Consolidated Financial Statements.

     The subsidiary also has a U.S. $10 million unsecured revolving credit facility. The revolving credit facility is available for general corporate purposes and has a maturity date of November 30, 2004. Interest is payable monthly on the unpaid principal balance of borrowings under this facility with an interest rate of libor plus 2%. The subsidiary agreed to pay a fee of 1/4% per annum on the unused portion of the commitment. As of August 31, 2003, the subsidiary has U.S. $8 million of available credit under the revolving credit facility.

     A U.S. $750,000 revolving line of credit with a maturity date of June 1, 2003, certain term loans and capitalized leases were assumed by a U.S. subsidiary in connection with the June 2002 acquisition of the business and assets of Fruit-A-Freeze, Inc. The secured term loans are payable in monthly installments of U.S. $21,521. Interest at prime plus 1% is payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending rate. The U.S. $750,000 revolving line of credit and certain term loans were paid off on December 2, 2002.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

6.   Long term debt (cont'd)

     On November 19, 2002, a limited partnership, which is owned 50.1% by the Company, entered into a credit agreement with a financial institution that includes a term loan of U.S. $10,000,000, which is secured by the partnership's property, plant, and equipment. Principal payments are payable in fixed monthly installments of U.S. $80,739 and matures on February 1, 2016. The term of the loan bears interest at prime plus 0.5% (4.5% at August 31, 2003.)

     The partnership's credit agreement also includes a revolving loan up to U.S. $5 million, subject to a borrowing base calculation, which bears interest at prime plus 0.5% (4.5% at August 31, 2003) and is due on November 19, 2004. At August 31, 2003, approximately U.S. $2,031,000, was available to the partnership under this loan. The revolving loan is secured by the partnership's receivable and inventory.

     In April 2003, the partnership executed an amendment to the credit agreement. Pursuant to this amendment, the minimum tangible net worth requirement was raised to U.S. $6,000,0000 beginning June 29, 2003. In addition, the financial institution waived all other covenant requirements for the remaining term of the agreement.

     Repayments of long-term debt due in each of the next five years are as follows:

               $
            ------
     2004    5,683
     2005   12,426
     2006   15,262
     2007   10,968
     2008       15
            ------
            44,354
            ======

     Interest paid during the year ended August 31, 2003 was $1,980,000 (2002 -$2,472,000).

7.   Capital Stock

Authorized number of shares:

   Class A Subordinate voting shares   200,000,000
   Class B Multiple voting shares      200,000,000

     Class A subordinate voting shares have a preferential right to receive cash dividends when, as and if declared by the Board of Directors. Class B multiple voting shares can be converted at any time into an equivalent number of Class A subordinate voting shares. The Class A subordinate voting shares are entitled to one vote per share and the Class B multiple voting shares are entitled to ten votes per share.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

7.   Capital stock (cont'd)

     The Company had the following share transactions during the years ended August 31, 2003 and 2002:

                                                 Class A         Class B
                                               subordinate      multiple
                                              voting shares   voting shares   Warrants    Amount
                                                    #               #             #         $
                                              -------------   -------------   --------   -------
Balance at August 31, 2001                         39,649          6,240                 105,573

Shares issued upon the exercise of special
  warrants                                          3,750                                 13,908
Shares issued for cash for stock options
  exercised                                         1,894            173                   2,507
Multiple voting shares converted to
  Subordinate voting shares                           204          (204)
Warrants issued in connection with
  acquisition                                                                    100         390
                                              -------------   -------------   --------   -------

Balance at August 31, 2002                         45,497          6,209         100     122,378

Expenses related to the exercise of special
  warrants                                                                                 (144)
Shares issued for cash for stock options
  exercised                                           102                                    172
Multiple voting shares converted to
   Subordinate voting shares                           30           (30)
                                              -------------   -------------   --------   -------

Balance at August 31, 2003                         45,629          6,179         100     122,406
                                              =============   =============   ========   =======

Paid-in-balance                               $   104,716        $17,300        $390
                                              =============   =============     ======

     The Company has granted options to purchase subordinate and multiple voting shares to directors, officers, consultants and key employees under the Company's stock option plans. A summary of the activity of the Company's stock option plans for the years ended August 31, 2003 and 2002 is summarized below:

                                     2002 Stock      1998 Stock            Integrated
                                       Option         Option              Brands Stock
                                        Plan           Plan                Option Plan
                                    -------------   -----------   ---------------------------
                                                                                                Weighted
                                                    Subordinate   Multiple      Subordinate     Average
                                    Subordinate        Voting      Voting          Voting       Exercise
                                    Voting Shares     Shares       Shares          Shares        Price
                                    -------------   -----------   ------------   -----------   --------
Outstanding at August 31, 2001                         4,807            300           236        2.57
Granted                                                   55                                     1.24
Exercised                                             (1,658)           (173)        (236)       1.21
Cancelled                                                (28)                                    1.24
                                        -----         ------            ----         ----        ----
Outstanding at August 31, 2002                         3,176            127                      3.41
Granted                                 1,298                                                    5.40
Exercised                                               (102)                                    1.69
Expired                                                                (127)                     5.72
Cancelled                                                (10)                                    1.25
                                        -----          ------           ----         ----        ----
Outstanding at August 31, 2003          1,298          3,064                                     3.98
                                        =====          =====            ====         ====        ====
Options exercisable at August 31,
   2003                                 1,025          2,778                                     3.97
                                        =====          =====            ====         ====        ====

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

7.   Capital stock (cont'd)

     Stock options outstanding at August 31, 2003, aggregating 4,362,000 shares, have a weighted-average contractual life of 2.7 years and a weighted-average exercise price of $3.98 per share. Stock options exercisable at August 31, 2003 have a weighted-average exercise price of $3.97 per share. The price range was $1.15 to $1.35 (1,527,000 outstanding and 1,241,000 exercisable), $4.30 (1,000,000 options exercisable), $5.00
     (1,238,000 outstanding and 1,025,000 exercisable), $7.80 (537,000 options exercisable) and $13.75 (60,000 options outstanding) at August 31, 2003. Stock options reserved for future grant at August 31, 2003 aggregated 4,048,502.

     On November 1, 2002 The Company's shareholders approved The 2002 Stock Option Plan, which reserved 5.17 million options for issuance and limited the number of options that may be granted in any one fiscal year to 2.5% of outstanding shares.

     The Company records no compensation expense when options are issued to employees. The Company estimates the fair value of each share option on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.46%; expected volatility of 68.38%; expected live of 2.7 years; and no dividend payments. Pro forma net earnings and earnings per share if compensation expense had been recorded for stock options granted to employees would be as follows:

                                       2003
     For the year ended  August 31,     $
                                      ------
     Pro forma net earnings           30,351
                                      ======

     Pro forma earnings per share:
     Basic                              0.59
     Diluted                            0.56

8.   Income taxes

     The effective income tax rate on earnings is affected from year to year by the geographic mix of the consolidated earnings before income taxes. The following table reconciles income taxes computed by applying the combined Canadian federal/provincial statutory rate with the actual income tax provision:

                                                        2003    2002
                                                         %       %
                                                        -----   -----
Combined basic Canadian Federal and Provincial income
   tax rate                                             38.00   44.62
Impact of operating in foreign countries with
   different effective rates                             0.04   (9.63)
Permanent differences                                    0.74    1.18
                                                        -----   -----
                                                        38.78   36.17
                                                        =====   =====

     The Company's subsidiaries have operating loss carry-forwards for income tax purposes amounting to approximately $5,084,000 (2002 - $5,393,000). These losses expire in various amounts through the year 2019.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

8.   Income taxes (cont'd)

     Significant components of the Company's future tax assets and liabilities as of August 31, 2003 are as follows:

Future Tax Assets                              $        Future Tax Liabilities                              $
-----------------                            -----      ----------------------                            -----
Non-capital loss carry-forwards              1,876      Tax amortization in excess of book amortization   2,731
Accounting allowances not deducted for tax   1,294      Tax depreciation in excess of book depreciation     123
Other                                        1,737      Product introductory costs                        3,291
                                                        Other                                             1,721
                                             -----                                                        -----
Total Future Tax Assets                      4,907      Total Future Tax Liabilities                      7,866
                                             =====                                                        =====

     Income taxes paid during the year ended August 31, 2003 were $17,268,000 (2002 - $4,739,000).

9.   Retirement Plans

     Eskimo Pie Corporation had maintained two defined benefit pensions plans covering substantially all salaried employees. Upon the acquisition of Eskimo Pie Corporation by the Company all future participation and all benefits under the plans were frozen. These plans provide retirement benefits based primarily on employee compensation and years of service up to the acquisition of Eskimo Pie Corporation by the Company. The above mentioned plans are referred to as the "Pension Benefits".

     In addition, Eskimo Pie Corporation entered into an agreement with Reynolds Metals Company to indemnify the cost of retiree health care and life insurance benefits for salaried employees of Eskimo Pie Corporation who had retired prior to April 1992. Under this agreement, Eskimo Pie Corporation may elect to prepay its remaining obligation. Eskimo Pie Corporation did not provide postretirement health and life insurance benefits for employees who retired subsequent to April 1992. This indemnity agreement is referred to as the "Other Benefits".

     The following table reconciles the changes in benefit obligations and plan assets in 2003, and reconciles the funded status to accrued benefit cost at August 31, 2003:

                                   Pension Benefits   Other Benefits
Benefit Obligation                         $                $
--------------------------------        -----             -----
Beginning balance                       2,973             2,834
Interest cost                             196               195
Actuarial loss                            171
Lump sum purchase of obligations          (12)
Benefit payments                         (108)             (463)
Translation gain                         (328)             (298)
                                        -----             -----
Ending balance                          2,892             2,268
                                        =====             =====
Plan assets - Basic value

Beginning balance                       2,806
Actual return on plan assets              243
Contributions                              42
Benefit payments                         (120)
Translation gain                         (305)
                                        -----
Ending balance                          2,666
                                        =====


CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

9.   Retirement Plans (cont'd)

     The funded status for the post retirement health and life insurance benefits is as follows:

                                                Other Benefits
                                                      $
                                                    -----
 Benefit obligations in excess of Plan assets       2,268
                                                    =====
  Accrued benefit cost                              2,268
                                                    =====

     The accrued benefit cost of $2,268,000 is included in Other liabilities at August 31, 2003.

     The following table provides the components of the net periodic benefit cost:

                                    Pension Benefits   Other Benefits
                                    ----------------   --------------
                                           $                 $
                                          ----              ---
 Interest cost                             196              195
 Expected return on Plan assets           (243)
 Recognized net actuarial gain              43
                                          ----              ---
 Net period benefit cost (income)           (4)             195
                                          ====              ===

     The assumptions used in the measurement of the Eskimo Pie Corporation's benefit obligations are as follows:

                                              Pension Benefits   Other Benefits
                                              ----------------   --------------
     Benefit obligation, beginning of year          6.75%             7.75%
     Expected return on plan assets, during
        the year                                     8.0%

     The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 5% for 2003 and is assumed to remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation by approximately $232,500 and the net periodic postretirement benefit cost by approximately $23,250.

10.  Commitments

     The majority of distribution warehouse, store and office facility leases are under non-cancelable leases. Substantially all of the leases are net leases, which require the payment of property taxes, insurance and maintenance costs in addition to minimum rental payments. Certain store leases provide for additional rentals based on a percentage of sales and have renewal options for one or more periods from five to twenty years.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

10. Commitments (cont'd)

     At August 31, 2003 the future minimum lease payments under operating leases with rental terms of more than one year, net of sub lease rents, amounted to:

     Fiscal year ending:            $
     -------------------------   ------
         2004                     8,011
         2005                     5,711
         2006                     4,760
         2007                     2,756
         2008                     2,351
         Later years              2,067
                                 ------
     Total minimum obligations   25,656
                                 ======

     Total rental expense relating to all operating leases (including those with terms less than one year) was $2,973,000 (2002 - $1,302,000).

11. Contingencies

     The Company is a party to legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from the legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company or its operations.

     Several subsidiaries hold master store leases or have guaranteed store leases covering franchised locations. Such leases expire at varying dates to 2013. Where a subsidiary holds the master lease, these premises have been subleased to franchisees under terms and rental rates substantially the same as those in master leases. In a majority of these instances, franchisees make all lease payments directly to the landlords. The Company provides an estimated liability for lease terminations in the event of a default by a franchisee based on the expected costs of releasing or settlement with the landlord. The liability was $410,000 at August 31, 2003. Aggregate minimum future rental payments under these leases approximated $10,691,000 at August 31, 2003 (2002 - $11,329,000).

12. Related party transactions and amounts

     Receivables - affiliates at August 31, 2002 were $266,000 in advances which are unsecured, non-interest bearing and due on demand. The affiliates include directors and officers of the Company.

     Calip Dairies, Inc. ("Calip"), an ice cream distributor owned by an officer, director and shareholder of the Company, has a management agreement with Integrated Brands Inc., which the Company acquired in March 1998. This agreement terminates on December 31, 2013 and thereafter shall automatically renew December 31 of each year for an additional one year term, unless terminated under certain conditions. Under the agreement, Calip provides management services to Integrated Brands for an annual fee of U.S.$1,300,000 effective July 1, 2003, prior to which the fee was U.S. $1,000,000. Such management fees incurred for the year ended August 31, 2003 were $1,556,000 (U.S. $1,050,000) (2002 - $1,559,000
     (U.S.$1,000,000)). At August 31, 2003, the $754,000 (2002 - $978,000)
     balance of payables - affiliates represents payables to Calip.

     Integrated Brands Inc., also has a distribution agreement with Calip for distribution of the Company's products in the New York Metropolitan Area, Fairfield County in the state of Connecticut, and New Jersey. The distribution agreement continues until December 31, 2007 and thereafter shall automatically renew on December 31st of each year while the agreement is in effect for an additional one year term, unless terminated under certain conditions. The distribution agreement is terminable by either party on sixty days notice. Sales of products to Calip were $12,624,000 for the year ending August 31, 2003 (2002 - $11,709,000). At August 31, 2003,
     $3,185,000 of the receivables - affiliates represent receivables from Calip (2002 - $3,526,000). The transactions with Calip occur in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

13. Segment information

     CoolBrands International's reportable segments are Prepackaged consumer products, Foodservice, Dairy components and Franchising and licensing, including Company-owned stores.

     Revenues and profits in the Prepackaged consumer products segment are generated from selling a variety of prepackaged frozen dessert products to distributors and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

     Revenues and profits in the Foodservice segment are generated from manufacturing and selling soft serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft serve ice cream and yogurt products to consumers.

     Revenues and profits in the Dairy components segment are generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps.

     Revenues and profits in the Franchising and licensing segment are generated by franchising activities, which generate initial and recurring revenues and the manufacture and sale of proprietary products to franchisees and licensees and from Company-owned stores selling ice cream and soft serve yogurt out of company-owned stores and outlets.

     CoolBrands International Inc. evaluates the performance of its segments and allocates resources to them based on their operating contribution, which represents segment revenues, less direct costs of operation, excluding the allocation of corporate expenses.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

13. Segment information (cont'd)

                                                         Year Ended August 31, 2003
                                ------------------------------------------------------------------------------
                                Prepackaged                              Franchising
                                  consumer                   Dairy           and
                                  products    Foodservice   components    licensing    Corporate   Consolidated
INDUSTRY SEGMENTS:                   $             $            $             $             $            $
-----------------------------   -----------   -----------   ---------    -----------   ---------   ------------
Revenues                          277,134       26,234       41,594        20,890          214       366,066
Interest income                       575                                     126           43           744
Inter-segment revenues             (5,389)        (991)      (2,943)                      (214)       (9,537)
                                  -------       ------       ------        ------       ------       -------
Net revenues                      272,320       25,243       38,651        21,016           43       357,273
                                  -------       ------       ------        ------       ------       -------

Segment earnings                   45,152        2,678        6,026         2,123           43        56,022
General corporate expenses                                                              (1,707)       (1,707)
Interest expense                   (1,970)                                    (20)                    (1,990)
Minority interest                    (541)                                                              (541)
                                  -------       ------       ------        ------       ------       -------
Earnings before income taxes       42,641        2,678        6,026         2,103       (1,664)       51,784
                                  =======       ======       ======        ======       ======
Provision for income taxes                                                                            20,080
                                                                                                     -------
Net earnings                                                                                          31,704
                                                                                                     =======

Assets                            189,686       21,335       36,143        63,453        3,233       313,850
Capital expenditures                3,849          236          231         1,420                      5,736
Depreciation and amortization       2,635          631          469         1,066                      4,801

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

13. Segment information (cont'd)

                                                         Year Ended August 31, 2002
                                ------------------------------------------------------------------------------
                                Prepackaged                             Franchising
                                  consumer                   Dairy          and
                                  products    Foodservice   components   licensing    Corporate   Consolidated
INDUSTRY SEGMENTS:                   $             $            $            $             $            $
-----------------------------   -----------   -----------   ---------   -----------   ---------   ------------
Revenues                          157,337       26,285       37,743        24,702         286        246,353
Interest income                       380                                     245          44            669
Inter-segment revenues               (122)      (1,218)      (3,133)          (92)       (235)        (4,800)
                                  -------       ------       ------        ------      ------        -------
Net revenues                      157,595       25,067       34,610        24,855          95        242,222
                                  -------       ------       ------        ------      ------        -------

Segment earnings                   26,101        2,289        4,077         3,867          95         36,429
General corporate expenses                                                             (1,011)        (1,011)
Interest expense                   (2,526)                                    (18)                    (2,544)
                                  -------       ------       ------        ------      ------        -------
Earnings before income taxes       23,575        2,289        4,077         3,849        (916)        32,874
                                  =======       ======       ======        ======      ======
Provision for income taxes                                                                            11,890
                                                                                                     -------
Net earnings                                                                                          20,984
                                                                                                     =======

Assets                            176,937       15,249       44,118        42,070       5,288        283,662
Capital expenditures                5,236          397           78           627                      6,338
Depreciation and amortization       2,212          823          492         1,119                      4,646

CoolBrands International Inc.
Notes to Consolidated Financial Statements
for the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

13. Segment information (cont'd)

                                               Year Ended August 31, 2003
                                  -----------------------------------------------------
                                  Canada   United States   International   Consolidated
GEOGRAPHIC SEGMENTS:                 $           $              $               $
-------------------------------   ------   -------------   -------------   ------------
Revenues                           5,157      356,674          4,235          366,066
Interest income                      103          595             46              744
Inter-segment revenues              (214)      (9,323)                         (9,537)
                                  ------      -------         ------          -------
Net revenues                       5,046      347,946          4,281          357,273
                                  ------      -------         ------          -------
Segment earnings                     668       53,342          2,012           56,022
General corporate expenses        (1,707)                                      (1,707)
Interest expense                               (1,990)                         (1,990)
Minority interest                                (541)                           (541)
                                  ------      -------         ------          -------
   Earnings before income taxes   (1,039)      50,811          2,012           51,784
                                  ======      =======         ======
Provision for income taxes                                                     20,080
                                                                              -------
Net earnings                                                                   31,704
                                                                              =======

Assets                             7,752      296,113          9,985          313,850
Capital expenditures                            5,736                           5,736
Depreciation and amortization        204        4,387            210            4,801

                                               Year Ended August 31, 2002
                                  -----------------------------------------------------
                                  Canada   United States   International   Consolidated
GEOGRAPHIC SEGMENTS:                 $           $              $               $
-------------------------------   ------   -------------   -------------   ------------
Revenues                           6,328      235,130         4,895           246,353
Interest income                       72          559            38               669
Inter-segment revenues              (316)      (4,484)                         (4,800)
                                  ------      -------         -----           -------
Net revenues                       6,084      231,205         4,933           242,222
                                  ------      -------         -----           -------
Segment earnings                   1,033       33,280         2,116            36,429
General corporate expenses        (1,011)                                      (1,011)
Interest expense                               (2,544)                         (2,544)
                                  ------      -------         -----           -------

   Earnings before income taxes       22       30,736         2,116            32,874
                                  ======      =======         =====
Provision for income taxes                                                     11,890
                                                                              -------
Net earnings                                                                   20,984
                                                                              =======

Assets                             9,202      265,512         8,948           283,662
Capital expenditures                 134        6,204                           6,338
Depreciation and amortization        218        4,195           233             4,646

CoolBrands International Inc.
Notes to Consolidated Financial Statements
For the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

(Tabular amounts are expressed in thousands of dollars)

14. Differences between Canadian and United States generally accepted accounting principles

     The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments and/or additional disclosures, would be required in order to present the financial statements in accordance with U.S. GAAP, as required by the United States Securities Exchange Commission ("SEC").

     (a) Comprehensive income

          Under United States GAAP, comprehensive income must be presented for certain items that are required by U.S. GAAP to be recognized directly in stockholders' equity rather than net income.

                                                                 2003     2002
                                                                ------   ------
                                                                   $        $
          Net earnings                                          31,704   20,984
          Unrealized gain (loss) on derivative investments
             (net of income tax of $(103) in 2003
             and $44 in 2002)                                      164      (71)
          Foreign currency translation                          14,589      178
                                                                ------   ------
          Comprehensive earnings                                17,279   21,091
                                                                ======   ======

     (b) Accounting for consideration given by a vendor to a customer or reseller of the vendor's products

          In accordance with EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products" certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenses classified as selling, general and administrative expenses, must be deducted from revenue. The reclassification for the year ended August 31, 2003 would be $31,057,000 (2002 - $26,979,000).

          Under U.S. GAAP, total revenues and selling, general and administrative expenses for the years ended August 31, 2003 and 2002 would be classified as follows:

                                               Total          Selling, general and
                                              revenues       administrative  expenses
                                         -----------------   ------------------------
                                           2003      2002         2003      2002
                                         -------   -------      -------   -------
                                            $         $            $         $
          Canadian GAAP                  357,273   242,222       95,088    77,558
          Adjustment for consideration
             given to customers          (31,057)  (26,979)     (31,057)  (26,979)
                                         -------   -------      -------   -------
          U.S. GAAP                      326,216   215,243       64,031    50,579
                                         =======   =======      =======   =======

CoolBrands International Inc.
Notes to Consolidated Financial Statements
For the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

14. Differences between Canadian and United States generally accepted accounting principles (cont'd)

     (c)  Stock based compensation

          Under United States GAAP, the Company accounts for stock options granted to employees under the intrinsic value method whereby compensation expense is recognized to the extent the market price exceeds the exercise price at the date of grant. Stock options grants to non-employees are recorded at fair value. In 2002 the application of the intrinsic value method would have resulted in an additional compensation expense, however the amount involved was not material.

     (d)  Outlets

          The following is a schedule summarizing the number of franchised, licensed and other outlets and company-owned outlets:

                                                      Franchised,
                                                     Licensed and   Company-owned    Total
                                                    Other Outlets      Outlets      Outlets
                                                    -------------   -------------   -------
          Outlets - August 31, 2001                      4,458            5          4,463
          Outlets converted to franchised outlets
          Outlets opened (closed)                          (34)                        (34)
                                                         -----           --          -----

          Outlets - August 31, 2002                      4,424            5          4,429

          Outlets converted to franchised outlets
          Outlets opened (closed)                           23                          23
                                                         -----           --          -----
          Outlets - August 31, 2003                      4,447            5          4,452
                                                         =====           ==          =====

          The number of outlets opened are net of those closed. Certain franchised outlets are subject to master area franchise agreements. The Company does not have the same control over licensed and other outlets as it does with franchised and company-owned outlets.

CoolBrands International Inc.
Notes to Consolidated Financial Statements
For the years ended August 31, 2003 and 2002
--------------------------------------------------------------------------------

14. Differences between Canadian and United States generally accepted accounting principles (cont'd)

     (e)  Other items

          In December 2002, the FASB issued SFAS No. 148, " Accounting for Stock-Based Compensation-Transition and Disclosure- an amendment of FASB Statement No. 123". This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensations and the effect of the method used on reported results. The Company intends to continue to account for stock-based compensation using the intrinsic value method.

          FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued in November 2002. FIN 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002. Implementation of this standard did not have a material effect in the current year.

          In January 2003, the FASB issued FASB Interpretation ("FIN") 46, "Consolidation of Variable Interest Entities an interpretation of ARB No. 51" (the "Interpretation"). The Interpretation introduces a new consolidation model -- the variable interests model -- which determines control [and consolidation] based on potential variability in gains and losses of the entity being evaluated for consolidation. The Interpretation requires disclosure of certain information in financial statements initially issued after January 31, 2003, if it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when Interpretation 46 becomes effective. For foreign private issuers, Interpretation 46 will be applicable from the beginning of their first standalone U.S. GAAP reporting period that begins after June 15, 2003. The Company has not determined the impact of this pronouncement, if any, on the reconciliation to U.S. GAAP.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of 2003 and 2002

We manage our business based on four industry segments: Prepackaged consumer products, foodservice, dairy components, and franchising and licensing.

Sales

Sales for each segment are summarized in the following table:

                                  Amount        Percentage of Sales
                            -----------------   -------------------
                              2003      2002       2003    2002
Year Ended August 31,           $         $          %       %
-------------------------   -------   -------      -----   -----
Prepackaged consumer
   products                 255,197   156,691       76.2    66.4
Foodservice                  25,243    25,067        7.5    10.6
Dairy components             38,651    34,610       11.5    14.7
Franchising and licensing    15,943    19,660        4.8     8.3
                            -------   -------      -----   -----
   Total                    335,034   236,028      100.0   100.0
                            =======   =======      =====   =====

Sales in fiscal 2003 increased by $99,006,000 or 41.9% from $236,028,000 in fiscal 2002 to $335,034,000. This increase was primarily related to an increase in sales of new prepackaged consumer products introduced for sale in fiscal 2003, expanded sales and distribution of our foodservice and dairy components products, sales generated by the brands and distribution assets acquired in July 2003 from Dreyer's Grand Ice Cream, Inc. and Nestle' and from the acquisition of 50.1% of Americana Food LP which was effective July 1, 2003.

Gross profit margin

The following table presents the gross profit margin dollars by industry segment and gross profit percentage for each industry segment:

                                  Amount        Percentage of Sales
                            -----------------   -------------------
                              2003      2002        2003   2002
Year Ended August 31,          $         $           %       %
-------------------------   -------   -------       ----   ----
Prepackaged consumer
   products                 104,594    83,030       41.0   53.0
Foodservice                   9,898    10,297       39.2   41.1
Dairy components              8,921     7,135       23.1   20.6
Franchising and licensing     3,751     6,320       23.5   32.2
                            -------   -------      -----   -----
   Total                    127,164   106,782       38.0   45.2
                            =======   =======      =====   =====

Gross profit dollars increased to $127,164,000 in fiscal 2003 from $106,782,000 in fiscal 2002 due to the increased sales in 2003 versus 2002. However, the Company's overall gross profit percentage for fiscal 2003 decreased to 38% as compared with 45.2% for fiscal 2002, due to the impact of lower gross profit margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution Inc's distribution operations. Franchising and licensing gross profit percentage for fiscal 2003 was adversely impacted by the losses of Company owned stores.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Drayage and other income

Drayage and other income increased to $16,978,000 in fiscal 2003 from $1,007,000 in fiscal 2002 due to drayage fees received from Dreyer's/Nestle for the delivery of their products to customers utilizing the Company's "Direct Store Delivery" (DSD) services.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

                                 Amount       Percentage of Sales
                            ---------------   -------------------
                             2003     2002        2003   2002
Year Ended August 31,          $        $           %      %
-------------------------   ------   ------       ----   ----
Prepackaged consumer
   products                 76,616   58,500       30.0   37.3
Foodservice                  7,222    8,008       28.6   32.0
Dairy components             2,908    3,058        7.5    8.8
Franchising and licensing    6,639    6,981       41.6   35.5
Corporate                    1,703    1,011        n/a    n/a
                            ------   ------
   Total                    95,088   77,558
                            ======   ======

Selling, general and administrative expenses increased by $17,530,000 from $77,558,000 in 2002 to $95,088,000 in 2003 due primarily to the increase in selling, general and administrative expenses in the prepackaged consumer products' segment due to the increased level of sales. Prepackaged consumer products selling, general and administrative expenses increased as a result of increased spending on promotions, marketing and advertising and an increase in product introductory expenses (slotting) associated with the sale of new products introduced in 2003. The Company continues to control spending over selling, general and administrative expenses, such that prepackaged consumer products selling, general and administrative expenses declined as a percentage of sales to 30% in fiscal 2003 from 37.3% in fiscal 2002, and selling, general and administrative expenses as a percentage of total revenues declined to 26.6% in fiscal 2003 from 32% in fiscal 2002.

Interest expense

Interest expense was $1,990,000 in fiscal 2003 compared with $2,544,000 in fiscal 2002. The decrease in interest expense was primarily due to the reduction in long-term debt associated with the acquisitions of Eskimo Pie Corporation in 2001 and the assets of Fruit-A-Freeze in 2002. Interest expense will increase in fiscal 2004 as a result of the Company's fourth quarter acquisition of 50.1% of Americana Foods LP which included U.S. $12,625,000 of secured term and revolver bank debt.

Provision for income taxes

The effective tax rate was 38.8% in fiscal 2003 and 36.2% for fiscal 2002. The effective tax rate differs from the Canadian Federal/Principal Statutory Rate primarily due to our operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our future income tax assets or liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Earnings

Net earnings improved to $31,704,000 in 2003 as compared to $20,984,000 in 2002 and improved to 8.9% of total revenues in 2003 as compared to 8.7% of total revenues in 2002.

Liquidity and capital resources

Working capital at August 31, 2003 was $85,734,000 compared with $57,354,000 at August 31, 2002. The increase was primarily due to an increase in receivables of $17,806,000 and inventory of $30,243,000, offset by a decrease in cash of $16,946,000. The Company believes its working capital plus internally generated funds and the funds available from a U.S. $10 million revolving credit facility will be sufficient to meet its cash and working capital requirements for its established operations for the current fiscal year.

At August 31, 2003, the Company had $30,140,000 of cash and short-term investments as compared with $47,086,000 at August 31, 2002. The Company generated cash flow from operating activities before changes in working capital of $39,980,000 for the year ended August 31, 2003 as compared with $27,805,000 for the year ended August 31, 2002 due primarily to the increase in net earnings for 2003 as compared with 2002.

Payment requirements

In connection with the acquisition of Eskimo Pie Corporation, a U.S. subsidiary borrowed U.S. $30 million to finance the acquisition. The loan is payable in monthly installments of U.S. $250,000, which began December 1, 2000, with the remaining principal balance due on November 1, 2005. Interest on the term loan is payable monthly on the unpaid principal balance. All borrowings under the above loan agreement are guaranteed by the Company and all of its significant subsidiaries. The principal balance outstanding at August 31, 2003 was U.S. $16,250,000.

On November 19, 2002, Americana Foods LP, which is owned 50.1% by the Company, entered into a credit agreement with a financial institution that included a term loan of U.S. $10,000,000, which is secured by the Partnership's property, plant, and equipment. Principal payments are payable in fixed monthly installments of U.S. $80,739 and matures on November 19, 2007. The term of the loan bears interest at prime plus 0.5%( 4.5% at August 31, 2003.)

The Partnership's credit agreement also included a revolving loan of up to U.S. $5 million, subject to a borrowing base calculation, which bears interest at prime plus 0.5% (4.5% at August 31, 2003) and is due on November 19, 2004. At August 31, 2003, approximately U.S. $2,031,000, was available to the partnership under this loan. The revolving loan is secured by the Partnership's receivables and inventory.

Impact of inflation

Inflation can significantly impact ice cream and frozen yogurt ingredients, including butterfat and packaging costs. In 2003 and 2002, the Company passed on ingredient, energy and freight cost increases by raising prices on selected product lines. In 2004, the Company believes that it will be able to pass on any cost increases, if any, in the normal course of business within a relatively short period of time. However, the ability of the Company to pass on cost increases will depend, to some extent, on whether its competitors have also done so. The Company believes that, in the past, its competitors have passed on cost increases in a relatively short period of time.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk factors and uncertainties

CoolBrands products are ultimately purchased by the global retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict. Management believes that CoolBrands' family of products is based on well established brand names and is easily adaptable to meet changes in consumer tastes and demands.

CoolBrands operates in some countries that are subject to potential political and economic uncertainty. Such factors, beyond the control of CoolBrands, are lessened because of international diversification and the sharing of risks with Master and Sub-franchisees.

CoolBrands is subject to currency exchange risks since most of its subsidiaries report and transact in U.S. dollars. Risks are minimized by the subsidiaries transacting purchases and recording the related sales in the same currency. From time to time, the Company has also used forward exchange contracts to minimize exchange risk exposure.

The Corporation derives a substantial portion of its revenues from its operations in the United States. The U.S. market for frozen desserts is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, the Corporation may encounter additional and more intense competition. Such competitors have greater name recognition and more extensive financial, technological, marketing and personnel resources than the Corporation. In addition, the Corporation may experience increased competition in its other markets as its competitors expand their international operations.

The Corporation is subject to risks with respect to its cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, the Corporation has used hedging contracts to reduce its exposure to such risks with respect to its raw material costs.

Seasonality

The ice cream and frozen yogurt industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Outlook

In the past year, the Company acted through acquisition, internal expansion and pursuit of new strategic relationships to promote future profitable growth. The Company added new brands to its portfolio, including Dreamery and Whole-Fruit acquired from Dreyer's Grand Ice Cream, Inc., and the Godiva ice cream license assigned to the Company from Dreyer's in the fourth quarter of fiscal 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Outlook (cont'd)

The Company also continued to increase its leverage and returns on its investment in brand equity through the vertical integration of our supply chain, including the acqusition from Nestle' of substanially all of the Haagen-Dazs frozen dessert direct store distribution assets in the U.S. and the acquisition of 50.1% of Americana Foods LP which owns one of the largest and most versatile frozen dessert manufacuring facilities in the U.S., both of which occurred in the fourth quarter of 2003.

Management believes that the gains in revenues and earnings realized in 2003 continued to build a foundation to support continued profitable growth in 2004. Management will continue to monitor and assess its systems, controls and personnel to execute the Company's growth strategy and maximize returns.